John Saw, PhD Chief Technology Officer Sprint Sprint 5G and the Power of Massive MIMO @SprintCTO Filed by Sprint Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Sprint Corporation Commission File No.: 001-04721

5G Connections will Surpass LTE within the next 5-7 years Source: “The 5G Era in the US” , GSMA 2015 2025 2019 2016 2017 2018 2021 2022 2023 2024 0% 20% 40% 60% 80% 100% Share of mobile connections US mobile connections by technology, excluding cellular IoT 191m 100m early 2023  5G connections 5G 4G 3G 2G 2 2020

5G IS TRULY REVOLUTIONARY … & will satisfy customer demands 10X 5G will handle 10X connection density 10X 5G will deliver 10X experienced throughput 10X Lower latency 100X Increased area traffic capacity 2G 3G 4G 5G Source: ITU, IMT-2020 3

5G will Enable Richer Mobile Experiences… Source: Qualcomm 4

... and the 5G Ecosystem will Disrupt Many Verticals 5 Source: Qualcomm

4 Sprint’s 5G network will leverage its strong 2.5 GHz spectrum position High Cellular band (2-4 GHz) Middle Cellular band (1-2 GHz) Low Cellular band Not all available yet 5G NR 204 MHz Competitor 1 Competitor 2 Competitor 3 6 2.5GHz Sprint is one of the few operators globally that can deliver both LTE and 5G simultaneously on the same band (2.5GHz) using 100-200 MHz of licensed spectrum

New company DENSE URBAN METRO NATIONWIDE mmW Mid-band Low-band Mid-band mmW Low-band mmW = #5GForAll Building the 1st Nationwide 5G Network

6 Key enabler of 5G Technology Sprint will deploy 64T64R Massive MIMO (128 Antenna Elements) at 2.5 GHz Upgrade thousands of 2.5 GHz sites with Massive MIMO to support LTE and 5G simultaneously at existing sites Massive MIMO leverages a large number of antennas and advanced antenna beamforming to improve performance Massive MIMO Traditional antenna 8 Sprint will leverage Massive MIMO at 2.5GHz for 5G

Air Interface Enhancements with TDD Massive MIMO Multi-User MIMO increases spectral efficiency 8x Network Capacity Avg. Sector Throughput 6x 4x Cell Edge Throughput 4dB UL Coverage Gain Massive MIMO Macro Legacy Macro Massive MIMO for 5G below 6 GHz, Emil Björnson, Linköping University Horizontal and Vertical Beamforming Spectral Efficiency [bit/s/Hz] 1000 500 0 1000 500 0 8 6 4 2 0 Position [m] Position [m] Spectral Efficiency [bit/s/Hz] 1000 500 0 1000 500 0 8 6 4 2 0 Position [m] Position [m] 9 Expected 64T64R 16 Layer Performance over 8T8R

7 Sprint’s Evolution to 5G with TDD Massive MIMO 2018 2019 2020+ Split Mode BBU BBU BBU LTE LTE LTE 5G NR 5G NR 5G NR Split mode Split Mode will support LTE and 5G simultaneously on the same hardware Will use dedicated spectrum blocks for LTE Advanced and for 5G 12 5G NR Ready 5G NR Ready LTE 5G NR LTE 5G NR LTE 5G NR LTE Advanced LTE/Non-Standalone 5G Standalone 5G/NR

Dual Connectivity : LTE and 5G NR 13 NSA: Non Stand Alone Dual connectivity across LTE and 5G NR 5G NSA UE Massive MIMO 5G NR in split mode LTE EPC Control and user plane User plane Massive MIMO radio in split mode LTE 5G NR

Near Term Mid Term Long Term 32T32R 32T32R 64T64R 64T64R SPLIT MODE Peak Site Capacity: LTE + 5G NR 14 LTE/5G NR Site Configuration

Dallas Chicago Los Angeles New York City Washington, D.C. Atlanta Phoenix Houston Kansas City Now Focused on 9 Major Markets 15 Launching 1st half 2019

Academia & Industrial Bodies (IEEE, 3GPP, etc.) Thought Leadership: 5G NR, IOT, V2X, Security, etc. Timely evolution of 5G Standards: SA, NSA, Release 16, release 17+ Participation in PAWR (Platforms for Advanced Wireless Research), etc. Ecosystem Partners Chipsets Products Governments Streamlined & accelerated processes to build 5G sites Spectrum It Takes a Village…. 16

@SprintCTO Thank You!

  Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.   Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.   No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.   Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

SPRINT’S RACE TO MOBILE 5G 5G NORTH AMERICA CONFERENCE Kevin Crull, Chief Strategy Officer MAY 15, 2018 @KevinCrull

Consumer and Business demand for connectivity and performance can’t be met by today’s networks 60% of customers will leave a mobile site or delete an App if it takes more than 2 seconds to load 700% increase in Mobile Data from 2017 to 2021 – this is 122X a decade earlier (2011) There will be >20B “things” connected in 2020, 3X the number today Sources: Cisco, Statista, and Google

THE U.S. MUST REPEAT ITS 4G LEADERSHIP Early U.S. innovation in the 4G Era led to … … which created the world’s most valuable companies AMAZING INNOVATION GLOBAL LEADERS TECHNOLOGY JOB GROWTH …enabled by mobile …who pivoted to mobile …fueled by mobile

“ “ The 4G economy gave us the speed and capacity needed to launch the app revolution, which invigorated some of our largest and most successful Internet companies. We can’t afford to lose the global race to develop 5G. Robert McDowell, Former FCC Chairman

5G IS TRULY REVOLUTIONARY … & will satisfy customer demands 10X 5G will handle 10X more devices 10X 5G will deliver 10X experienced throughput 10X Lower latency 100X Increased traffic capacity 2G 3G 4G 5G Source: ITU, IMT-2020

5G 3 Million new US jobs (800K in construction) $275 Billion investment $500 Billion economic growth UNTOLD POTENTIAL for innovation Even more important – 5G can deliver a MASSIVE economic benefit Source: CTIA

Capacity Coverage Fixed Wireless Ultra Reliable Low Latency Use Cases Massive Machine- type Communication Massive IoT 2.5 GHz 600 MHz mmWave Our 2.5GHz spectrum delivers a great mix of coverage and capacity for 5G use cases… Mobile Broadband -Fixed Broadband - Smart phone - Connected Car - AR/VR, 4K UHD - Self-Driving Cars - Drone Control Rural coverage Home appliances

Dense urban MM wave Metro Mid-band Nationwide Low band = New T-Mobile …but The New T-Mobile will have the breadth & depth to create the first nationwide 5G network meeting ALL Use Case demands QUICKLY! Pending all required regulatory approvals

Triband Tower Upgrades for Faster, More Reliable Service Average Download Speed Increase New Sites for Expanded Coverage Small Cells for Densification, Increased Capacity and Speed Massive MIMO for Sprint 5G 18.6 mbps 35% Improvement YoY 25.2 mbps Average download speed increase based on Ookla’s analysis of Speedtest Intelligence data comparing April 2017 to April 2018 for all mobile results

We’re deploying our innovative 5G technology today Massive MIMO Massive MIMO leverages a massive number of antennas and advanced antenna beamforming to improve performance Traditional antenna

Dallas Chicago Los Angeles New York City Washington, D.C. Atlanta Phoenix Houston Kansas City SPRINT’S FIRST 5G MARKETS Beginning 1st half 2019

Will Enable…

Smart City Commercial Vehicles Commercial Drones Video Surveillance Smart Factory Network Slicing Enterprise Access Connected Health SMB Access (Fixed) Edge Computing Mixed Reality

= #5GForAll U.S. Global 5G Leadership Pro Competition Job Creator Deliver an incredible set of innovative services offering to consumers and business, at lower prices Create 1,000’s of new jobs – well beyond what the 2 companies could do by themselves Deliver a truly World-Class Nationwide 5G Network with the capacity and performance to ensure America’s leadership position in the ongoing digital era

Thx, & Let’s Talk (Q&A) @KevinCrull

  Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.   Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.   No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.   Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.